787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

November 21, 2012

VIA EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason ClearBridge Select Fund (the “fund”), a series of Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 246 (the “Amendment”)

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Dear Ms. Lithotomos:

The Trust filed the Amendment on September 12, 2012 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), with an effective date of November 30, 2012. This letter responds to comments with respect to the Amendment that you provided in a telephone conversation with the undersigned on October 26, 2012. For your convenience, the substance of those comments has been restated below. The Trust’s response to each comment is set out immediately under the restated comment.

Please note that the name of the fund will be changed to “ClearBridge Select Fund” in the 485(b) filing.

Comment No. 1:    You asked if any of the fund’s share classes have ticker symbols.

Response:    Class FI, Class I and Class IS shares have ticker symbols that will be included in the 485(b) filing.

Comment No. 2:    You asked the Trust to disclose the maximum contingent deferred sales charge for Class A shares in the Fee Table. You also asked the Trust to explain in a footnote the circumstances under which it can be waived.

Response:    The Trust respectfully submits that the current disclosure is sufficient.

NEW  YORK    WASHINGTON    PARIS    LONDON     MILAN    ROME    FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

November 21, 2012

Comment No. 3:    You asked the Trust to fill in the Fee Table and Expense Example before the 485(b) filing.

Response:    The Trust made a correspondence filing on November 8, 2012 with the completed Fee Table and Expense Example.

Comment No. 4:    You asked the Trust to confirm that there is no current intent to terminate the expense cap arrangements.

Response:     The Trust confirms that there is no intent to terminate the expense cap arrangements.

Comment No. 5:    You asked the Trust to confirm that the manager has the ability to recapture fees for only one year.

Response:    The Trust confirms that the manager has the ability to recapture fees for only one year.

Comment No. 6:    You asked that the following disclosure be added to the portfolio turnover rate disclosure in the Summary Prospectus: “This is a newly offered fund and therefore it does not have a portfolio turnover rate to report for the current fiscal year.”

Response:    The requested disclosure has been added, as follows: “The fund is newly offered; therefore, it does not have a turnover rate to report for the most recent fiscal year.”

Comment No. 7:    You asked whether the fund has a maximum percentage in which it may invest in U.S. and non-U.S. securities.

Response:    The fund does not have any percentage limitations on its investments in U.S. and non-U.S. securities.

Comment No. 8:    You asked the Trust to explain supplementally what is meant by “other instruments with similar economic characteristics” in the fund’s primary investment strategy.

Response:    The language “other instruments with similar economic characteristics” is intended to permit the fund to include in its primary investment strategy derivative instruments with economic characteristics similar to the securities included in that strategy, as is permitted under Rule 35d-1 for funds with names that are subject to the rule. See “Final Rule: Investment Company Names,” Inv. Co. Act Rel. No. 24828 at n.13 (Jan. 17, 2001).

Comment No. 9:    You asked the Trust to explain supplementally what is meant when the fund says that it can invest in “private placements.”

Response:    The fund may invest in private placements of public and private operating companies.

November 21, 2012

Comment No. 10:    You asked the Trust to confirm that the fund’s market timing policy is consistent with its investment objective.

Response:    The fund will have policies and procedures to discourage market timing pursuant to the same market timing policy as the rest of the open-end (non-money market) funds in the Legg Mason complex. The fund’s ability to engage in active and frequent trading of its own portfolio securities does not change those policies.

Comment No. 11:    You asked the Trust to confirm supplementally that the fund can use derivatives for leverage.

Response:    The Trust confirms that the fund can use derivatives for leverage.

Comment No. 12:    You asked whether the fund has a maximum percentage it may invest in emerging market securities and that, if the fund expects that its investments in emerging market securities will be significant, that emerging markets risk should be broken out as a separate risk. You noted that emerging markets risk is a separate risk in the Statement of Additional Information (“SAI”).

Response:    The fund has no maximum percentage in which it may invest in emerging market securities. The caption “Foreign investments risk” has been changed to “Foreign investments and emerging markets risk” in both the summary and statutory sections of the Prospectus and additional disclosure regarding the risks of investing in emerging market securities has been included in both sections.

Comment No. 13:    You asked the Trust to expand on the “large capitalization company risk” disclosure.

Response:    The Trust respectfully submits that the current disclosure is sufficient.

Comment No. 14:    You suggested that the Trust separate small capitalization companies risk from medium capitalization companies risk.

Response:    The Trust respectfully submits that the current disclosure is sufficient.

Comment No. 15:    You asked the Trust to explain supplementally growth and value investing risk.

Response:    As discussed, the disclosure states that the fund may invest in equity securities with both “growth” and “value” characteristics and that growth stocks may outperform value stocks in certain economic conditions, and vice versa.

Comment No. 16:    You asked whether there is maximum percentage in which the fund may invest in junk bonds.

Response:    While there is no maximum percentage for the fund’s investment in junk bonds, the fund invests primarily in publicly traded equity and equity-related securities of U.S. and non-U.S. companies or other instruments with similar economic characteristics. The fund has included disclosure about the risks of investing in junk bonds in the summary and statutory sections of its Prospectus.

November 21, 2012

Comment No. 17:    You asked the Trust to explain supplementally why valuation risk is included as a principal risk.

Response:    While the fund can invest up to 15% of its net assets in illiquid securities, given the types of investments the fund can make (for example, emerging market securities and private placements), the Trust believes that including valuation as a principal risk is warranted.

Comment No. 18:    You asked the Trust to explain supplementally the fund’s diversification and concentration policies.

Response:    The fund is non-diversified but will not concentrate in any industry. The Trust has included disclosure that the fund may be significantly overweight or underweight certain companies, industries or market sectors, which may cause the fund’s performance to be more sensitive to developments affecting those companies, industries or sectors.

Comment No. 19:    You noted that part of the description of short sales in the statutory section of the Prospectus was more a description of the risk than the strategy and asked that that disclosure be moved to “Short sales risk.”

Response:    The Trust respectfully submits that the current disclosure is sufficient.

Comment No. 20:    You asked whether disclosure of the risk of cash management was included in the Prospectus.

Response:    Disclosure regarding cash management and defensive investment risk is included in the statutory section of the fund’s Prospectus.

Comment No. 21:    You asked the Trust to explain supplementally why “fund of funds risk” was included in the statutory section of the Prospectus.

Response:    Since the fund may be an underlying fund in a fund of funds, the Trust has included “fund of funds risk” disclosure in the Prospectus to provide investors with disclosure of those risks. The fund is not itself a fund of funds.

Comment No. 22:    You asked the Trust to add disclosure about equity-linked notes in the strategy section of the fund’s Prospectus because the Prospectus contained equity-linked notes risk disclosure.

Response:    The requested disclosure has been added to the Statutory Prospectus as follows: (italics added)

The fund may invest in exchange-traded funds, exchange-traded notes and equity-linked notes.

November 21, 2012

Equity-linked notes (ELNs)

ELNs are securities that are valued based upon the performance of one or more equity securities traded in a foreign market, such as a stock index, a group of stocks or a single stock. ELNs offer investors the opportunity to participate in the appreciation of the underlying local equity securities where the fund may not have established local access to that market.

The applicable risk disclosure is already included in the statutory section of the fund’s Prospectus.

Comment No. 23:    You asked the Trust to state when the fund will have disclosure about the board’s approval of the management agreement.

Response:    The disclosure appears in the section titled “More on fund management.” It states that “[a] discussion regarding the basis of the Board’s approval of the fund’s management agreement and subadvisory agreements will be available in the fund’s first shareholder report.”

Comment No. 24:    You asked if the fund’s expense caps were in the fund’s agreement.

Response:    The Board will approve resolutions adopting the fund’s expense caps, which resolutions will be filed as an exhibit to the 485(b) filing.

Comment No. 25:    You asked that the Trust state in Appendix A that the index definitions are based on market capitalization.

Response:    The requested disclosure has been added to Appendix A as follows: (italics added)

“The S&P 500 Index includes 500 leading companies in leading industries of the U.S. economy, capturing 75% coverage of U.S. equities. The Russell 3000 Index measures the performance of the largest 3000 U.S. companies, representing approximately 98% of the investable U.S. equity market.”

Comment No. 26:    You noted that the SAI stated that the fund can invest without limit in real estate investment trusts (“REITs”) and asked that the Prospectus disclose the maximum percentage.

Response:    The fund may invest up to 25% of its assets in REITs. The fund has added disclosure about REITs and their risks to the statutory section of its Prospectus, as follows: (italics added)

Real estate investment trusts (REITs)

The fund may invest up to 25% of its assets in REITs. REITs are pooled investment vehicles that invest primarily in income producing real estate or real estate related loans or interests. REITs are generally classified as equity REITs, mortgage REITs or a combination of equity and mortgage REITs. Unlike corporations, REITs are not taxed on income distributed to their shareholders, provided they comply with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”). The fund will indirectly bear its proportionate share of any management and other expenses that may be charged by the REITs in which it invests, in addition to the expenses paid by the fund.

November 21, 2012

REITs risk. Investments in REITs expose the fund to risks similar to investing directly in real estate. The value of these underlying investments may be affected by changes in the value of the underlying real estate, the quality of the property management, the creditworthiness of the issuer of the investments, and changes in property taxes, interest rates and the real estate regulatory environment. Investments in REITs are also affected by general economic conditions. Certain REITs charge management fees, which may result in layering the management fees paid by the fund. REITs may be leveraged, which increases risk.

In addition, the fund will revise the disclosure in the SAI to delete the phrase “without limitation.”

Comment No. 27:    You asked the Trust to disclose that the fund’s concentration policy applies to municipal securities if payment of principal and interest on the securities is made from a project and that the fund will consider project bonds to be in an industry (e.g., hospitals or health care).

Response:    The Trust respectfully submits that the explanation of the fund’s concentration policy in the SAI is fully consistent with Section 8(b)(1)(E) of the 1940 Act and the position taken by the staff in “Diversification and Concentration for Tax-Exempt Mutual Funds,” Inv. Co. Act Rel. No. 9785 (May 31, 1977) (“Release 9785”) and that no revision is necessary. Release 9785 states that a fund’s concentration policy should make clear whether tax-exempt bonds issued by non-governmental users are excluded from the policy. As discussed in Release 9785, the fund’s disclosure clearly states that the concentration policy will be interpreted to exclude “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.”

The Trust’s Tandy representations are enclosed with this letter.

If you have any questions regarding these responses, please do not hesitate to contact me at (212) 728-8558.

Very truly yours,

/s/ Dianne E. O’Donnell

Dianne E. O’Donnell

Enclosures

cc:	Harris C. Goldblat, Esq., Legg Mason & Co., LLC

Rosemary D. Emmens, Esq., Legg Mason & Co., LLC

Benjamin J. Haskin, Esq., Willkie Farr & Gallagher LLP

Neesa N. Patel, Esq., Willkie Farr & Gallagher LLP

Legg Mason Partners Equity Trust

55 Water Street

New York, New York 10041

November 21, 2012

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Legg Mason Partners Equity Trust (the “Trust”)

Post-Effective Amendment No. 246 to the Registration Statement on Form N-1A

Securities Act File No. 33-43446

Investment Company Act File No. 811-06444

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 246 to the Registration Statement on Form N-1A of Legg Mason Partners Equity Trust on behalf of Legg Mason ClearBridge Select Fund, a series of the Trust, as filed with the Commission on September 12, 2012 (the “Registration Statement”), the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

(a)    the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)    Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)    the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Legg Mason Partners Equity Trust

By:	/s/ Rosemary D. Emmens
Name:	Rosemary D. Emmens
Title:	Assistant Secretary